[Thermo Fisher Scientific Inc. Letterhead]
October 6, 2010
Via EDGAR
Russell Mancuso
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Thermo Fisher Scientific
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-8002
Dear Mr. Mancuso:
     We are in receipt of the letter, dated October 1, 2010, from the Staff of the United States Securities and Exchange Commission with respect to the above-referenced filing. Thermo Fisher Scientific Inc.’s (the “Company”) response to the Staff’s comment is set forth below. Our response is numbered to correspond to the numbered comment in the Staff’s letter. For ease of reference, we have set forth the Staff’s comment and our response for the item below.
Executive Compensation, page 54
1. We note your response to prior comment 2 and continue to believe that you could provide greater clarification regarding the company-wide non-financial measures that are utilized in determining the amount of the annual cash incentive bonuses. Please enhance your disclosure in your future applicable filings to provide greater clarification or quantification of what level of performance was necessary in order for your compensation committee to determine that each measure was achieved. For example, your disclosure should address what level of organic revenue growth relative to your peers was necessary in order for your compensation committee to determine that the target had been met for this measure and identify to which peer group you are referring. We note in this regard that you define three separate peer groups on page 13 of your proxy statement. Also, please clarify whether these measures were equally weighted or whether some measures were given more weight than others. Please confirm that in future filings, as applicable, you will provide greater clarification and, where applicable, quantification for each of the targets utilized in determining the incentive bonus payments made to the named executive officers in the prior year.

     The Company notes the Staff’s comment and agrees to provide the requested information in future filings.
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     The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at 781-622-1198. Please direct any further correspondence regarding this matter to me at fax number 781-622-1283.

Sincerely,
/s/ Seth H. Hoogasian
Seth H. Hoogasian
Senior Vice President, General Counsel and Secretary